Jet Metal Corp.
Management Discussion & Analysis
For the nine month period ended January 31, 2015
Date Prepared: March 25, 2015

GENERAL

This Management Discussion & Analysis (“MD&A”) is intended to supplement and complement the condensed interim consolidated financial statements and accompanying notes of Jet Metal Corp. (the “Company” or “Jet Metal”) for the nine month period ended January 31, 2015. The information provided herein should be read in conjunction with the Company’s audited consolidated financial statements for the year ended April 30, 2014, the Company’s unaudited condensed interim consolidated financial statements for the nine month period ended January 31, 2015, and the accompanying notes thereto.

All dollar figures presented are expressed in Canadian dollars unless otherwise noted.  Financial statements and summary information derived therefrom are prepared in accordance with International Accounting Standards (“IAS”) 34, Interim Financial Reporting.

Management is responsible for the preparation and integrity of the financial statements and MD&A, including the maintenance of appropriate information systems, procedures and internal controls and to ensure that information used internally or disclosed externally, including the financial statements and MD&A, is complete and reliable.  The Company’s Board of Directors follows recommended corporate governance guidelines for public companies to ensure transparency and accountability to shareholders.  The Board’s audit committee meets with management quarterly to review the financial statements including the MD&A and to discuss other financial, operating and internal control matters.

The reader is encouraged to review the Company’s statutory filings on www.sedar.com.

FORWARD LOOKING STATEMENTS

Certain of the statements made herein may constitute “forward-looking statements” or contain “forward-looking information” within the meaning of applicable Canadian and United States securities laws.  In this context, forward-looking statements often address expected future business and financial performance, and often contain words such as "anticipate", "believe", "plan", "estimate", "expect", and "intend", statements that an action or event "may", "might", "could", "should", or "will" be taken or occur, or other similar expressions. All statements, other than statements of historical fact, included herein are forward-looking statements including, without limitation; statements about the potential for additional mineralization at the Company’s properties, the estimation of mineral resource estimates, estimates of future administrative costs, statements about the Company’s future development of its properties and statements contained in the “Outlook” section of this MD&A. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks and uncertainties relating to foreign currency fluctuations; risks inherent in mineral exploration and development including environmental hazards, industrial accidents, unusual or unexpected geological formations, ground control problems and flooding; risks associated with the estimation of mineral resources and reserves and the geology, grade and continuity of mineral deposits; the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations; the potential for and effects of labour disputes or other unanticipated difficulties with or shortages of labour or interruptions in production; the potential for unexpected costs and expenses and commodity price fluctuations including the price of uranium; uncertain political and economic environments; changes in laws or policies, foreign taxation, delays or the inability to obtain necessary governmental permits; and other risks and uncertainties, including those described under Risk Factors Relating to the Company’s Business in the Company’s Annual Report on Form 20-F and in each MD&A.

Jet Metal Corp.
Management Discussion & Analysis
For the nine month period ended January 31, 2015
Date Prepared: March 25, 2015

Forward-looking information and forward-looking statements are, in addition, based on various assumptions including, without limitation, the expectations and beliefs of management, the assumed long term price of commodities; that the Company can access financing, appropriate equipment and sufficient labour and that the political environment will continue to support the development and operation of mining projects.  Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements.  Accordingly, readers are advised not to place undue reliance on forward-looking statements. The Company does not intend to update forward-looking statements or information, except as may be required by applicable law.

NATIONAL INSTRUMENT 43-101 COMPLIANCE

C. Stewart Wallis, P.Geo., a director of the Company and a Qualified Person as defined by National Instrument 43-101 (“NI 43-101”), has reviewed and approved the technical information contained in this MD&A. Further information on the Company’s material mineral properties can be found in the following NI 43-101 Technical Report which is available on SEDAR at www.sedar.com and the Company’s website:

•	CMB Uranium Project: The Technical Report titled “Technical Report on the CMBNW Property, Labrador Canada” dated June 22, 2009.

DESCRIPTION OF BUSINESS AND OVERVIEW

The Company is a mineral exploration company engaged in acquiring, exploring and developing mineral properties. The Company is currently focused on maintaining its uranium properties in North America, as well as investigating other mineral opportunities.  The Company does not have any producing mineral properties at this time.

The Company’s common shares trade on the TSX Venture Exchange (the “TSX-V”) under the symbol “JET” and on the OTC Markets Group’s OTCQB Marketplace (the “OTCQB”) under the symbol “JETMF”.  The common shares of the Company were voluntarily delisted from the NYSE MKT Stock Exchange prior to market opening on July 1, 2013.  On the same day, the Company’s common shares were listed and began trading on the OTC Markets Group’s OTCQB Marketplace.  The listing of the Company’s common shares in Canada was transitioned from the Toronto Stock Exchange (“TSX”) to the TSX-V on January 20, 2014.

In September 2013, the Company changed its name from Crosshair Energy Corporation to Jet Metal Corp. and completed a consolidation of its common shares on the basis of one post-consolidated share for every ten pre-consolidated shares.  All references to share and per share amounts have been restated to reflect this share consolidation.

The Company currently maintains exploration and evaluation properties in the province of Newfoundland and Labrador, Canada and the state of Wyoming, USA:

➢	Central Mineral Belt (“CMB”) Uranium Project in Labrador

➢	Bootheel Uranium (“Bootheel”) Project with UR-Energy USA, Inc. in Wyoming

Central Mineral Belt (“CMB”) Project

The CMB Project currently consists of a total of 821 claims, located in central Labrador.  Of these 821 claims, 404 of them are subject to a 2% Net Smelter Return Royalty (“NSR”) payable to Silver Spruce Resources Inc.  The property is also subject to a 2% NSR payable to Expedition Mining Inc. on 60% of any production from the Silver Spruce Property.  The most prospective area within these 821 claims is the Two Time Prospect (detailed below), which contains an Indicated Mineral Resource estimate of 2.33 M pounds of U3O8 (1.82 M tonnes grading 0.058% U3O8) and an Inferred Mineral Resource estimate of 3.73 M pounds of U3O8 (3.16 M tonnes grading 0.053% U3O8) and is open for expansion.

Jet Metal Corp.
Management Discussion & Analysis
For the nine month period ended January 31, 2015
Date Prepared: March 25, 2015

Two Time Prospect

Exploration activities on the Two Time Prospect during the 2011 and 2012 field seasons focused on investigating the down dip extension of the resource previously reported, as well as a number of coincident airborne radiometric geophysical and rock geochemical anomalies outside the Two Time Prospect. A total of 21 drill holes, totaling 4,206 metres were completed, the results of which confirmed uranium mineralization at the Two Time Prospect to extend to depths of over 500 metres. Drilling on the Firestone Prospect intersected a three and a half metre interval that returned 0.084% U3O8. Contained within this interval was a 0.5 metre interval that returned 0.519% U3O8. The only hole drilled on the Big Bear Prospect returned seven metres of 0.031% U3O8. Drilling at the three eastern-most prospects of South Brook, Running Man and Big Bear, was preliminary, with the program cut short due to inclement weather.

Specific results from the drilling on the Two Time Prospect are illustrated in the table below. Drill hole CMB-12-49 successfully intersected mineralization at the expected depth over a thicker interval, indicating the deposit is continuous to the south along strike and along dip. This hole represents a minimum 50m step out to the south from previous holes drilled into the deposit. Four shallow holes drilled north of the Two Time Prospect to evaluate radon anomalies did not intersect uranium mineralization.

Hole ID	From (m)	To (m)	Interval (m)	U3O8%
CMB-12-49	319.5	324.0	4.5	0.032
and	345.4	346.4	1.0	0.032
and	492.5	521.0	28.5	0.031
including	494.0	498.0	4.0	0.051
and	513.5	516.5	3.0	0.074

During the nine month period ended January 31, 2015, the Company incurred acquisition costs of $Nil (Year ended April 30, 2014 - $Nil) and exploration and evaluation expenses of $Nil (January 31, 2014 - $560) related to the CMB Project.  During the year ended April 30, 2014, the Company incurred only administrative costs as the Company abandoned various claims on the CMB Project.  The Company has abandoned the Firestone, Running Man and Big Bear prospects.

Due to the challenging economic environment, the Company does not plan to spend any additional funds on the remaining CMB Project claims until market conditions improve, with the exception of reclamation work which may be required.

Bootheel Uranium Project

The Bootheel properties are currently owned by the Bootheel Project LLC and consist of 81 Federal Mining claims and one State lease.  The Company currently has an 81% interest in The Bootheel Project LLC, subject to certain royalties.  The remaining 19% ownership of The Bootheel Project, LLC is held by UR-Energy USA Inc. (“URE”).

Project Summary

The Bootheel Project LLC acquired a database from Power Resources Inc. that includes reports, gamma logs, drill logs and other data which primarily cover the Federal mining claims but also include some historic data from the surrounding fee land.

Jet Metal Corp.
Management Discussion & Analysis
For the nine month period ended January 31, 2015
Date Prepared: March 25, 2015

These data, along with additional data acquired from Cameco Corporation, were compiled by the Company’s geological team and were combined with the results from over 50,000 feet of drilling completed by the Company at Bootheel during calendar year 2008. This compilation formed the basis for the Company’s 2011 drilling program which saw the completion of 76 bore holes, totaling 35,760 feet (10,900 metres). A synthesis of all of these data enabled the Company to generate the following mineral resource estimate:

Formation/Classification	Section	Tons	Grade U3O8%	Lbs
Sundance:
Indicated	Section 6	943,000	0.040	751,000
Indicated	Section 36	627,000	0.029	369,000
Inferred	Section 36	1,007,000	0.031	624,000

Wind River:
Inferred	Section 6	182,000	0.074	267,000
Inferred	Section 12	20,000	0.063	25,000
Inferred	Section 32	106,000	0.063	134,000

Total Indicated		1,570,000	0.036	1,120,000
Total Inferred		1,315,000	0.040	1,050,000

The above Mineral Resource was estimated by C. Stewart Wallis, P. Geo, a Qualified Person as defined by NI 43-101, with an effective date of July 8, 2013. The Classifications of the Mineral Resources follow the CIM guidelines dated November 2010.  Wind River resources were estimated using the polygonal method at an estimated cut-off grade of 0.02% eU3O8 over a minimum thickness of 4 feet and a minimum grade x thickness (GT) product of 0.15 ft% and a long term uranium price of $70 per pound. The Sundance resources were estimated using the contour method at an estimated cut-off grade of 0.015% eU3O8 over a minimum thickness of 4 feet and a minimum grade x thickness (GT) product of 0.15 ft% and a long term uranium price of $70 per pound. A tonnage factor of 16 ft3/ton was used for the Sundance Formation, and 15 ft3/ton was used for the Wind River Formation. There are no known legal, environmental or other risks that could materially affect the development of the mineral resources. The numbers in the table have been rounded.

The continuing downward pressure on the uranium price, in addition to the overall poor state of the junior resource market, has led the Bootheel Project LLC to place the project on care and maintenance, allowing expenditures to remain at a minimum, while maintaining the integrity of the data and land package.  To this end, during the year ended April 30, 2014, the Company released mineral claims that did not have any mineral resources identified on them or any significant prospectivity to contain such resources. This action reduced the total land package from 274 mineral claims and 2 state leases to the current level of 81 mineral claims and 1 state lease and allowed the Bootheel Project LLC to keep the most prospective ground in good standing. A reversal in the state of the uranium price specifically, as well as the junior resource market in general, may afford the Bootheel Project LLC the opportunity to further assess and evaluate its options for the future.

During the nine month period ended January 31, 2015, the Company incurred acquisition costs of $Nil (Year ended April 30, 2014 - $Nil) related to the Bootheel Uranium Project.  During the nine month period ended January 31, 2015, the Company continued to focus on maintaining the claims in good standing and incurred net costs of $15,754 (January 31, 2014 - $47,451), including administrative costs of $20,821 (January 31, 2014 - $28,772) for insurance and renewals of claims and leases and reclamation costs of $Nil (January 31, 2014 - $30,243).  These exploration and evaluation expenses were partially offset by recoveries of $5,067 (January 31, 2014 - $11,564) in relation to URE’s portion of exploration and evaluation expenditures incurred on the Bootheel Uranium Project.  The decreased administrative costs incurred on the Bootheel Uranium Project during the current period is directly attributable to the land package reduction noted above.

Jet Metal Corp.
Management Discussion & Analysis
For the nine month period ended January 31, 2015
Date Prepared: March 25, 2015

Southern Golden Promise (Victoria Lake) Project

The Victoria Lake Project consisted of 70 claims covering 1,750 hectares.  The Company completed several phases of exploration including prospecting, mapping, till and rock sampling as well as trenching on targets defined by the other works.

Work completed on the Victoria Lake Project to date confirmed the exploration prospectivity of the area; however, due to the current poor state of the junior resource market, the Company, in consultation with its joint venture partner, Paragon Minerals Corporation, decided to cease expenditures on the project and to return the claims to the original vendor. The vendor was notified and acknowledged receipt of this decision on April 30, 2014.  The Company previously recorded an impairment against its exploration and evaluation assets in relation to the Golden Promise and Southern Golden Promise properties, including the Victoria Lake Project, during the year ended April 30, 2013.

OUTLOOK

The Company successfully completed equity financing for gross proceeds of $3 million on September 16, 2014 which will allow the Company to acquire new prospective mineral properties, maintain or advance its current mineral exploration properties, with its focus being the CMB Project, and meet general corporate and working capital requirements.  The Company’s evaluation of potential mineral property opportunities has been expanded to include commodities other than uranium, as the uranium price continues to languish.  In light of the current poor macroeconomic environment, the Company will continue to manage and closely monitor its discretionary costs and resources.

REVIEW OF CONSOLIDATED FINANCIAL RESULTS

Results of operations for the nine month period ended January 31, 2015 compared to the nine month period ended January 31, 2014:

For the nine month period ended January 31, 2015, the Company reported a net loss of $189,893 or $0.01 per common share, compared to a net loss of $3,856,918 or $0.59 per common share for the nine month period ended January 31, 2014.  The decrease in net loss of $3,667,025 is discussed in detail below.

Expenses

Total expenses, including exploration and evaluation asset impairments, for the nine month period ended January 31, 2015 were $417,887, representing a decrease of $3,433,755 compared to the same period of the prior year as a result of an impairment of exploration and evaluation assets recorded during the nine month period ended January 31, 2014.  In addition, the Company experienced decreased overall activity during the current period.

The Company recorded audit and accounting fees of $1,525 for the nine month period ended January 31, 2015 as a result of reversing professional fees amounting to $26,117 as previous invoices received by the Company were revised.  This recovery of professional fees was offset by accruals for annual audit and tax preparation services.  During the nine month period ended January 31, 2014, the Company recorded audit and accounting fees of $18,775 relating to accruals for annual audit and tax preparation services.

Consulting expense of $3,415 (January 31, 2014 - $Nil), management fees of $Nil (January 31, 2014 - $142,533) and wages and salaries of $147,643 (January 31, 2014 - $228,370) total $151,058 for the nine month period ended January 31, 2015 (January 31, 2014 - $370,903) which represents a total decrease of $219,845 compared to the same period of the prior year as a result of decreased Company activities and personnel providing services to the Company.  During the year ended April 30, 2014, a consulting agreement between the Company and the former Chief Executive Officer and a consulting agreement between the Company and the former Executive Chairman were both terminated which also contributed to decreased personnel costs.

Jet Metal Corp.
Management Discussion & Analysis
For the nine month period ended January 31, 2015
Date Prepared: March 25, 2015

During the nine month period ended January 31, 2015, the Company incurred exploration and evaluation expenses in the amount of $15,754 (January 31, 2014 - $47,864), including $15,754 (January 31, 2014 - $47,451) on the Bootheel Uranium Project, $Nil (January 31, 2014 - $560) on the CMB Project and $Nil (January 31, 2014 – recovery of $147) on other projects.  The current period decrease in exploration and evaluation expense of $32,110 compared to the same period of the prior year is due to the Company pursuing fewer projects as well as the Bootheel Uranium Project land package being reduced.  Details of exploration and evaluation activities are further discussed in “Description of Business and Overview”.

During the nine month period ended January 31, 2014, the Company relinquished a number of mineral claims that had formed a portion of the Central Mineral Belt Project and recorded an impairment of exploration and evaluation assets in the amount of $3,160,618.  No such impairment losses were recorded during the current period.

Insurance expense decreased from $25,686 for the nine month period ended January 31, 2014 to $22,050 for the nine month period ended January 31, 2015 as a result of the Company adjusting its insurance policy to reflect corporate changes such as property abandonments and the Company’s stock exchange listings as previously discussed.

Investor relations for the nine month period ended January 31, 2015 in the amount of $9,455 remained consistent, decreasing by $809 compared to the same period of the prior year.  Investor relations expenses include the cost of news releases, website maintenance and hosting, and other business development initiatives.

During the nine month period ended January 31, 2015, the Company incurred legal expenses of $10,919 compared to legal expenses of $8,746 during the same period of the prior year, an increase of $2,173.  During the nine month period ended January 31, 2015, the Company incurred legal costs in relation to US securities matters and procedures to list the Company’s warrants for trading.  During the nine month period ended January 31, 2014, the Company incurred legal costs in relation to the Company’s transition from the NYSE MKT to the OTC Markets Group’s OTCQB Marketplace.

Office and administration expenses for the nine month period ended January 31, 2015 in the amount of $50,543 (January 31, 2014 - $79,459), decreased by $28,916 compared to the same period of the prior year as a direct result of decreased overall Company activities.

Rent expense for the nine month period ended January 31, 2015 amounted to $43,186 compared to $38,512 for the same period of the prior year.  The increase in rent expense in the amount of $4,674 for the current period is attributable to changes in the usage of shared office facilities.

During the nine month period ended January 31, 2015, the Company recorded share-based compensation of $Nil as all outstanding stock options fully vested during the year ended April 30, 2014 and no stock options were issued during the current period.  During the nine month period ended January 31, 2014, the Company recorded a recovery of share-based compensation of $42,479 as a result of forfeitures of unvested stock options during the period.  The recovery of share-based compensation expense had no effect on the Company’s cash flows.

Transfer agent and filing fees decreased to $98,440 for the nine month period ended January 31, 2015 compared to $114,904 for the same period of the prior year, a decrease of $16,464. During the nine month period ended January 31, 2014, the Company incurred increased costs as it transitioned from the NYSE MKT to the OTC Markets Group’s OTCQB Marketplace, changed its name and consolidated its common shares on a 10 for 1 basis.

Other Income (Expenses)

Other income for the nine month period ended January 31, 2015 amounted to $227,994, compared to other expenses for the nine month period ended January 31, 2014 of $5,276, as further detailed below.

Jet Metal Corp.
Management Discussion & Analysis
For the nine month period ended January 31, 2015
Date Prepared: March 25, 2015

The Company earned finance income during the nine month period ended January 31, 2015 in the amount of $10,617 (January 31, 2014 - $39).  The increase in finance income of $10,578 for the current period is due the Company completing financing for gross proceeds of $3,000,000 on September 16, 2014 and investing excess cash on hand in short-term investments.

The Company sold property and equipment with a net book value of $Nil for proceeds of $600, resulting in a gain on disposal of $600 for the current period.

During the nine month period ended January 31, 2015, the Company recorded a foreign exchange loss in the amount of $5,926 (January 31, 2014 – gain of $788) in relation to transactions and balances denominated in US dollars and the effects of fluctuations in the US dollar relative to the Canadian dollar.

During the nine month period ended January 31, 2015, the Company realized a gain on forgiveness of debt in the amount of $225,152 as a result of a debt settlement agreement between King & Bay West Management Corp. (“King & Bay West”), MJM Consulting Corp. and the Company.  The details of the debt settlement agreement are summarized in “Related Party Transactions”.

During the nine month period ended January 31, 2015, the Company recorded an unrealized loss on marketable securities in the amount of $2,449 (January 31, 2014 - $6,103) in relation to fair market value adjustments at period end.

Working Capital

As at January 31, 2015, the Company had working capital of $2,419,670 compared to a working capital deficit of $716,619 as at April 30, 2014. The increase in working capital of $3,136,289 is explained by the Company completing financing for net proceeds of $2,965,894 and entering a debt settlement agreement with two related parties during the current period, as further discussed in “Capital Stock” and “Related Party Transactions”.

Refer to “Statement of Financial Position Information” for further details with respect to account balance changes for the nine month period ended January 31, 2015.

Details of the Company’s plans with respect to its working capital are further discussed in “Outlook” and “Liquidity and Capital Resources”.

SUMMARY OF QUARTERLY RESULTS

The following table summarizes the Company’s financial operations for the last eight quarters.  For more detailed information, please refer to the consolidated financial statements.

Description	Q3 January 31, 2015 ($)	Q2 October 31, 2014 ($)	Q1 July 31, 2014 ($)	Q4 April 30, 2014 ($)
Total assets Exploration and evaluation assets Working capital (deficit) Shareholders’ equity Net income (loss) Net income (loss) per share Exploration and evaluation expenditures (recovery)	5,483,797 2,509,791 2,419,670 4,915,253 (140,268) (0.01) 7,953	5,575,424 2,509,791 2,312,585 4,809,459 6,689 0.00 3,695	2,772,281 2,509,791 (767,824) 1,836,876 (56,314) (0.01) 4,106	2,801,407 2,509,791 (716,619) 1,893,190 (110,365) (0.02) (13,639)

Jet Metal Corp.
Management Discussion & Analysis
For the nine month period ended January 31, 2015
Date Prepared: March 25, 2015

Description	Q3 January 31, 2014 ($)	Q2 October 31, 2013 ($)	Q1 July 31, 2013 ($)	Q4 April 30, 2013 ($)
Total assets Exploration and evaluation assets Working capital (deficit) Shareholders’ equity Net loss Loss per share Exploration and evaluation expenditures (recovery)	2,923,397 2,509,791 (633,068) 2,006,326 (159,468) (0.02) 18,596	2,958,270 2,509,791 (482,034) 2,159,102 (3,404,522) (0.52) 20,392	6,266,264 5,670,409 (255,927) 5,550,722 (292,928) (0.04) 8,876	6,635,616 5,670,409 94,253 5,905,723 (5,267,909) (0.80) (213,831)

Historical quarterly results of operations and net loss per share data do not necessarily reflect any recurring expenditure patterns or predictable trends.

Net losses incurred in the quarters ended January 31, 2015, July 31, 2014, April 30, 2014, January 31, 2014  and July 31, 2013 reflect decreased overall Company activities as the Company attempted to maintain low levels of expenditures due to challenging market conditions.

The Company realized net income in the amount of $6,689 for the quarter ended October 31, 2014 primarily due to the Company recording a gain on forgiveness of debt in the amount of $225,152 as a result of entering into a debt settlement agreement with two related parties, as further discussed in “Related Party Transactions”.  The gain on forgiveness of debt was mostly offset by general and administrative expenses for the three month period ended October 31, 2014.

The increased net losses reported for the quarters ended October 31, 2013 and April 30, 2013 are explained by impairment losses recorded with respect to the Company’s exploration and evaluation assets.

THIRD QUARTER

Results of operations for the three month period ended January 31, 2015 compared to the three month period ended January 31, 2014:

For the three month period ended January 31, 2015, the Company incurred a net loss of $140,268 or $0.01 per common share, compared to a net loss of $159,468 or $0.02 per common share for the three month period ended January 31, 2014.  The decrease in net loss of $19,200 is discussed in detail below.

Expenses

Total expenses for the three month period ended January 31, 2015 were $142,565 (January 31, 2014 - $166,880), representing a decrease of $24,315 compared to the same period of the prior year.  The decrease is primarily due to decreased overall activity for the current period, with the exception of professional fees incurred in the current period relating to US securities matters, share purchase warrant listings and regulatory compliance.

Audit and accounting fees for the three month period ended January 31, 2015 ($7,942) were consistent with fees incurred for the three month period ended January 31, 2014 ($7,475) and relate to accruals for annual audit and tax preparation services.

Management fees of $Nil (January 31, 2014 - $25,000) and wages and salaries of $26,422 (January 31, 2014 - $44,259) total $26,422 for the three month period ended January 31, 2015 (January 31, 2014 - $69,259) which represents a total decrease of $42,837 compared to the same period of the prior year.  The decrease in overall personnel costs for the three month period ended January 31, 2015 is due to decreased overall activity and reduced services from personnel.

Jet Metal Corp.
Management Discussion & Analysis
For the nine month period ended January 31, 2015
Date Prepared: March 25, 2015

During the year ended April 30, 2014, a consulting agreement between the Company and the former Chief Executive Officer and a consulting agreement between the Company and the former Executive Chairman were both terminated which further decreased personnel costs in the current period compared to the same period of the prior year.

During the three month period ended January 31, 2015, the Company incurred exploration and evaluation expenses on the Bootheel Uranium Project in the amount of $7,953 (January 31, 2014 - $18,596).  The current period decrease in exploration and evaluation expense of $10,643 compared to the same period of the prior year is primarily due to the Bootheel Uranium Project land package being reduced.  Details of exploration and evaluation activities are further discussed in “Description of Business and Overview”.

Insurance expense for the three month periods ended January 31, 2015 and 2014 amounted to $7,350 and related to premiums for directors’ and officers’ insurance.

During the three month period ended January 31, 2015, the Company incurred investor relation expenses in the amount of $1,069 (January 31, 2014 - $2,024) which related to the distribution of news release and website maintenance and hosting.

The Company incurred legal expenses during the three month period ended January 31, 2015 in the amount of $10,469 compared to legal expenses in the amount of $688 during the same period of the prior year.  The increase in legal expenses of $9,781 during the current period relates to US securities matters and procedures to list the Company’s warrants for trading.

Office and administration expenses for the three month period ended January 31, 2015 in the amount of $17,112 (January 31, 2014 - $9,025), increased by $8,087 which is attributable to changes in the usage of shared office facilities.

Rent expense for the three month period ended January 31, 2015 in the amount of $14,848 (January 31, 2014 - $15,773) decreased by $925 due to the Company relocating its storage facility in October 2014 for a reduced monthly rate.  Rent expense consists of rent for the Vancouver office and secured storage space.

During the three month period ended January 31, 2015, the Company recorded share-based compensation of $Nil as all outstanding stock options fully vested during the year ended April 30, 2014 and no stock options were issued during the current period.  During the three month period ended January 31, 2014, the Company recorded share-based compensation of $6,692 for stock options vested during the period.  Share-based compensation expense had no effect on the Company’s cash flows.

The Company incurred transfer agent and filing fees in the amount of $44,389 during the three month period ended January 31, 2015 representing an increase of $20,478 compared to the same period of the prior period.  The current period increase is due to the Company holding its Annual General Meeting in December 2014 and the associated costs, including preparing and distributing meeting materials and notice and access procedures. In addition, the Company incurred increased transfer agent and filing fees with respect to settling amounts due to related parties with the issuance of common shares.

Other Income

Other income for the three month period ended January 31, 2015 amounted to $2,297, compared to other income for the three month period ended January 31, 2014 of $7,412, as further detailed below.

The Company earned finance income during the three month period ended January 31, 2015 in the amount of $7,308 (January 31, 2014 - $Nil).  The increase in finance income for the current period is due the Company completing financing for gross proceeds of $3,000,000 in September 2014 and investing excess cash on hand in short-term investments.

Jet Metal Corp.
Management Discussion & Analysis
For the nine month period ended January 31, 2015
Date Prepared: March 25, 2015

During the three month period ended January 31, 2015, the Company recorded a foreign exchange loss in the amount of $5,011 (January 31, 2014 – $675) in relation to transactions and balances denominated in US dollars and the effects of fluctuations in the US dollar relative to the Canadian dollar.

During the three month period ended January 31, 2015, the Company did not record any fair value adjustments with respect to its marketable securities as the investment in AusRoc Metals Ltd. (formerly AusAmerican Mining Ltd.) continued to have a carrying value of $Nil.  The Company recorded an unrealized gain on marketable securities in the amount of $8,087 during the three month period ended January 31, 2014 to reflect the increased fair value of common shares held of Canadian Zinc Corp.

LIQUIDITY AND CAPITAL RESOURCES

As of January 31, 2015, the Company had cash and cash equivalents of $2,714,472 (April 30, 2014 - $78,541) and working capital of $2,419,670 (April 30, 2014 – working capital deficit of $716,619).  The increase in working capital is attributable to equity financing and debt restructuring completed during the nine month period ended January 31, 2015, as detailed in “Capital Stock” and “Related Party Transactions”.  Changes in current asset and current liabilities accounts are discussed in “Statement of Financial Position Information”.

At present the Company has no producing properties and consequently has no current operating income or cash flows. The Company intends to finance its future requirements through a combination of debt and/or equity issuance. There is no assurance that the Company will be able to obtain such financings or obtain them on favorable terms.  See “Risk Factors”.

The Company estimates corporate and general costs to maintain the requirements of a listed company to be approximately $500,000 per year.  Fixed costs to maintain the Company’s existing exploration and evaluation assets are estimated to be approximately $30,000 per year.  Therefore, minimum working capital requirements are estimated at $530,000 per year.  With the completion of equity financing for gross proceeds of $3 million and concurrent debt restructuring during the current period, the Company has sufficient funds to meet estimated annual corporate and general costs and property maintenance costs.  The Company currently has no other material financial commitments, but may incur additional costs should the Company investigate or pursue a prospective mineral property.

The Company’s cash and cash equivalents are held in a Schedule 1 Canadian financial institution and its affiliated brokerage house in highly liquid accounts and interest bearing investments.  No amounts have been or are invested in asset-backed commercial paper.

To date, the Company’s operations, including its exploration and evaluation activities, have been almost entirely financed from equity financings. The Company will continue to identify financing opportunities in order to provide additional financial flexibility and to continue the development of its property portfolio, meet land claim expenditure requirements and other commitments. While the Company has been successful raising the necessary funds in the past, there can be no assurance it can do so in the future.

Operating Activities

Cash used in operating activities for the nine month period ended January 31, 2015 amounted to $340,420, which consisted of the net loss for the period of $189,893 and adjusted for depreciation of property and equipment of $13,802, forgiveness of related party debt of $225,152, non-cash interest expense of $1,155, an unrealized gain on foreign exchange of $4,541 and an unrealized loss on marketable securities of $2,449.  Net loss for the period was further adjusted to determine cash used in operating activities for changes in non-cash working capital items, including an increase in receivables in the amount of $12,277 for Goods and Services Tax input tax credits and interest receivable; an increase in prepaid expenses of $95,602 as result of renewing directors’ and officers’ insurance, incurring annual regulatory listing fees, maintaining annual claims for the Bootheel Uranium Project and providing a security deposit for shared office facilities and services; a decrease of payables and accrued liabilities of $44,423 due to payments to third parties; and an increase in amounts due to related parties of $214,062 attributable to services and funds provided by King & Bay West.

Jet Metal Corp.
Management Discussion & Analysis
For the nine month period ended January 31, 2015
Date Prepared: March 25, 2015

Cash used in operating activities for the nine month period ended January 31, 2014 amounted to $481,665, which consisted of the net loss for the period of $3,856,918 and adjusted for depreciation of property and equipment of $17,067, impairment of the Central Mineral Belt Project for a loss of $3,160,618, non-cash interest expense of $1,071, share-based compensation recovery of $42,479, an unrealized gain on foreign exchange of $6,680 and an unrealized loss on marketable securities of $6,103.  Net loss for the period was further adjusted to determine cash used in operating activities for changes in non-cash working capital items, including a decrease in receivables in the amount of $8,285 for Goods and Services Tax refunds received; a decrease in prepaid expenses of $45,161 in relation to amortization of prepaid expenses, net of additions for renewing directors’ and officers’ insurance, incurring annual regulatory listing fees and maintaining annual claims for the Bootheel Uranium Project; a decrease of payables and accrued liabilities of $39,118 due to payments to third parties; and an increase in amounts due to related parties of $225,225.

Investing Activities

Cash from investing activities for the nine month period ended January 31, 2015 amounted to $49,710 and consisted of proceeds received from the sale of marketable securities in the amount of $52,710, net of acquisition costs of $3,000 to purchase storage containers for the purpose of storing exploration equipment securely offsite.

The Company generated cash from investing activities in the amount of $2,075 during the nine month period ended January 31, 2014 as a result of proceeds received from the sale of marketable securities.

Financing Activities

Financing activities for the nine month period ended January 31, 2015 consisted of net proceeds in the amount of $2,965,894 received by the Company upon closing equity financing for gross proceeds of $3,000,000, net of finders’ fees and share issue costs of $6,450 and $27,656, respectively.  Refer to “Capital Stock” for additional details of the equity financing completed during the current period.

There were no financing activities for the nine month period ended January 31, 2014.

STATEMENT OF FINANCIAL POSITION INFORMATION

	As at January 31, 2015	As at April 30, 2014

Cash and cash equivalents	$2,714,472	$78,541
Marketable securities	-	55,159
Receivables	16,438	4,161
Prepaid expenses	130,072	34,470
Exploration and evaluation assets	2,509,791	2,509,791
Property and equipment	80,214	91,016
Reclamation bonds	32,810	28,269
Total Assets	$5,483,797	$2,801,407

Payables and accrued liabilities	$211,778	$256,201
Due to related parties	336,344	632,749
Future reclamation provisions	20,422	19,267
Capital stock	90,622,988	87,411,032
Reserves	21,475,351	21,475,351
Deficit	(107,183,086)	(106,993,193)
Total Liabilities and Equity	$5,483,797	$2,801,407

Jet Metal Corp.
Management Discussion & Analysis
For the nine month period ended January 31, 2015
Date Prepared: March 25, 2015

Assets

Cash increased by $2,635,931 during the nine month period ended January 31, 2015 which is primarily explained by the Company raising net proceeds of $2,965,894 from a private placement completed during the period.  The net proceeds received were partially offset by payments for recurring administrative and regulatory expenses as well as for a security deposit for shared office facilities.  Transactions affecting cash and cash equivalents are further detailed in “Liquidity and Capital Resources”.

During the nine month period ended January 31, 2015, marketable securities decreased by $55,159 which is explained by the sale of 54,565 common shares of Canadian Zinc Corporation and 2,222,222 common shares of Expedition Mining Inc. for net proceeds of $21,543 and $31,167, respectively.  The Company also recorded an unrealized loss in the amount of $2,449 in relation to fair value adjustments.

Receivables increased by $12,277 during the nine month period ended January 31, 2015 due to increased Goods and Services Tax input tax credits to be refunded to the Company and accrued interest income related to interest bearing short-term investments.

As at January 31, 2015, prepaid expenses increased by $95,602 compared to the balance as at April 30, 2014 due to the Company renewing directors’ and officers’ insurance, incurring annual regulatory listing fees, maintaining annual claims for the Bootheel Uranium Project and providing a security deposit for shared office facilities and services during the current period.  These additions to the balance of prepaid expenses were partially offset by the amortization of prepaid expenses for the period, including insurance, listing fees, property claims and computer software licenses.

The non-current balance of prepaid expenses in the amount of $100,000 as at January 31, 2015 (April 30, 2014 - $Nil) consists of a security deposit in the amount of $100,000 in accordance with a management services agreement which is detailed in “Related Party Transactions”.

There was no change in the balance of exploration and evaluation assets during the nine month period ended January 31, 2015.

Property and equipment decreased by $10,802 during the nine month period ended January 31, 2015 due to the purchase of storage containers in the amount $3,000, net of depreciation expense in the amount of $13,802.  The storage containers were purchased for the purpose of storing exploration equipment securely offsite.  There were no disposals of property and equipment during the current period.

During the nine month period ended January 31, 2015, reclamation bonds increased by $4,541 as a result of an unrealized foreign exchange gain as the reclamation bonds are denominated in US dollars and registered with the Wyoming Department of Environmental Quality and State Office of Lands and Investment.

Liabilities

During the nine month period ended January 31, 2015, payables and accrued liabilities decreased by $44,423 due to settling outstanding amounts due to various third parties.  In addition, the Company recorded a recovery of audit and accounting fees during the current period as a result of reversing professional fees amounting to $26,117 as previous invoices received by the Company were revised.

Amounts due to related parties decreased by $296,405 during the nine month period ended January 31, 2015 primarily as a result of the Company entering into a debt settlement agreement with King & Bay West and MJM Consulting Corp.  In accordance with the debt settlement agreement, King & Bay West forgave amounts owing of $246,063, including Goods and Services Tax of $20,911, which had been payable by the Company.  In addition, the Company issued a total of 1,640,416 common shares to King & Bay West and MJM Consulting Corp. to settle aggregate amounts payable of $246,062 during the nine month period ended January 31, 2015.   The debt forgiveness and common share settlement were partially offset by further monthly shared office facilities and services provided by King & Bay West.

Jet Metal Corp.
Management Discussion & Analysis
For the nine month period ended January 31, 2015
Date Prepared: March 25, 2015

The non-current portion of amounts due to a related party as of January 31, 2015 consists of amounts payable to King & Bay West which were restructured into a non-interest bearing two year term loan in connection with the debt settlement agreement.  During the nine month period ended January 31, 2015, amounts due to King & Bay West of $246,063 were restructured into a term loan to which the Company applied payments of $39,253.  For further details with respect to related party balances and transactions, refer to “Related Party Transactions”.

During the nine month period ended January 31, 2015, future reclamation provisions increased by $1,155 due to non-cash accretion expense.

Equity

Capital stock increased by $3,211,956 during the nine month period ended January 31, 2015 as a result of the Company completing equity financing for gross proceeds of $3,000,000, net of cash finders’ fees and share issue costs totaling $34,106 and issuing 1,640,416 common shares to settle amounts due to related parties in the amount of $246,062.  The private placement and debt settlement agreement are discussed further in “Capital Stock” and “Related Party Transactions”, respectively.

Deficit increased by the net loss for the nine month period ended January 31, 2015 in the amount of $189,893.

CAPITAL STOCK

The Company’s authorized capital consists of unlimited number of common shares without par value, and has securities outstanding as follows:

	As At
Security Description	January 31, 2015	Date of Report
Common shares – issued and outstanding	28,218,451	28,218,451
Director, employee and contractor options – vested	29,000	26,000
Director, employee and contractor options – granted but not yet vested	-	-
Warrants to purchase shares	20,000,000	20,000,000
Underwriters warrants – rights to purchase warrants	-	-
Common shares – fully diluted	48,247,451	48,244,451

Share and warrant issuances

The Company issued the following common shares and share purchase warrants during the nine month period ended January 31, 2015:

On December 9, 2014, the Company issued 612,500 common shares at a deemed price of $0.15 per common share to settle amounts payable to MJM Consulting Corp. totaling $91,875.

On December 9, 2014, the Company issued 1,027,916 common shares at a deemed price of $0.15 per common share to settle amounts payable to King & Bay West Management Corp. totaling $154,187.

On September 16, 2014, the Company closed a non-brokered private placement and issued 20,000,000 units at a price of $0.15 per unit for gross proceeds of $3,000,000. Each unit consists of one common share and one common share purchase warrant.  Each common share purchase warrant is exercisable to acquire one common share for a period of 5 years at an exercise price of $0.25.  The Company paid cash commission to certain arm’s length parties in the amount of $6,450 and cash share issue costs in the amount of $27,656.

There were no common share or share purchase warrant issuances during the year ended April 30, 2014.

Jet Metal Corp.
Management Discussion & Analysis
For the nine month period ended January 31, 2015
Date Prepared: March 25, 2015

During the year ended April 30, 2014, the Company consolidated its common shares on the basis of one post-consolidated share for every ten pre-consolidated common shares held. All references to share and per share amounts have been retroactively restated to reflect this share consolidation.

RELATED PARTY TRANSACTIONS

Related parties and related party transactions impacting the accompanying condensed interim consolidated financial statements are summarized below and include transactions with the following individuals or entities:

Key management personnel

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company as a whole. The Company has determined that key management personnel consists of members of the Company’s Board of Directors, corporate officers, including the Company’s Chief Executive Officer, Chief Financial Officer, and Vice Presidents.

Remuneration attributed to key management personnel for the nine month periods ended January 31, 2015 and 2014 are summarized as follows:

	January 31, 2015	January 31, 2014

Share-based compensation	$-	$24,271
Short-term benefits(1)	33,740	199,783
	$33,740	$224,054

(1) include base salaries and directors’ fees, pursuant to contractual employment or consultancy arrangements, management and consulting fees

Other related parties

MJM Consulting Corp. is an entity that is owned by the former Executive Chairman, Mr. Mark J. Morabito.  The Company had a consulting agreement with Mr. Morabito and MJM Consulting Corp. whereby MJM Consulting Corp. provided management services to the Company.  This agreement was terminated by Mr. Morabito as of December 31, 2013 without any termination payment.  The management fee was consistent with what a company of similar size and asset base would pay for such services.

King & Bay West Management Corp. is an entity that is owned by Mr. Mark J. Morabito, the former Executive Chairman, and employs or retains certain directors, officers and consultants of the Company.  King & Bay West provides administrative, management, geological, regulatory, tax, business development and corporate communications services to the Company. These services are provided to the Company on an as-needed basis and are billed based on the cost or value of the services provided to the Company.  The fees are consistent with what King & Bay West charges its clients for similar services. The amount set out in the table below represents amounts paid or accrued to King & Bay West for the services of King & Bay West personnel and for overhead and third party costs incurred by King & Bay West on behalf of the Company.

Transactions entered into with related parties other than key management personnel during the nine month periods ended January 31, 2015 and 2014 include the following:

	January 31, 2015	January 31, 2014

King & Bay West	$222,256	$273,972

Prepaid expenses as at January 31, 2015 include a security deposit in the amount of $100,000 (April 30, 2014 - $Nil) paid to King & Bay West in accordance with the management services agreement between King & Bay West and the Company (the “Management Services Agreement”).  Upon termination of the Management Services Agreement, the security deposit will be applied to the final invoice rendered by King & Bay West to the Company.

Jet Metal Corp.
Management Discussion & Analysis
For the nine month period ended January 31, 2015
Date Prepared: March 25, 2015

Amounts due to related parties as at January 31, 2015 included the following:

•
King & Bay West, controlled by Mr. Morabito - $336,344 (April 30, 2014 - $540,874).  The amount due to King & Bay West consists of current and non-current amounts payable of $129,534 and $206,810, respectively.

•	MJM Consulting Corp., controlled by Mr. Morabito - $Nil (April 30, 2014 - $91,875).

The amounts due to related parties are non-interest bearing.

Debt settlement

On September 16, 2014, the Company entered into a debt settlement agreement with King & Bay West and MJM Consulting Corp. (the “Debt Settlement Agreement”).  Under the terms of the Debt Settlement Agreement, King & Bay West agreed to forgive $246,063, including Goods and Services Tax of $20,911, payable by the Company, restructure $246,063 payable by the Company into a non-interest bearing two year term loan, and convert $154,187 payable by the Company into 1,027,916 fully paid and non-assessable common shares of the Company at a deemed price of $0.15 per common share.  In addition, MJM Consulting Corp. agreed to convert $91,875 payable by the Company into 612,500 fully paid and non-assessable common shares of the Company at a deemed price of $0.15 per common share.  The common shares were issued on December 9, 2014.

During the nine month period ended January 31, 2015, the Company applied payments in the amount of $39,253 (January 31, 2014 - $Nil) to the non-interest bearing two year term loan due to King & Bay West.

Transactions with related parties were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed by the related parties.

GOING CONCERN

The Company is in the process of exploring and developing its exploration and evaluation properties and has not yet determined whether the properties contain mineral reserves that are economically recoverable.  The recoverability of the amounts shown for exploration and evaluation properties and related deferred exploration costs are dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain necessary financing to complete the development of those mineral reserves and upon future profitable production.

The condensed interim consolidated financial statements of the Company have been prepared using IFRS on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.  At present, the Company has no producing properties and consequently has no current operating income or cash flows.  The continuing operations of the Company are dependent upon the Company’s ability to continue to raise adequate financing and to commence profitable operations in the future.  The Company intends to finance its future requirements through a combination of debt and/or equity issuance. There is no assurance that the Company will be able to obtain such financings or obtain them on favorable terms.

As at January 31, 2015, the Company had working capital of $2,419,670 (April 30, 2014 – working capital deficit of $716,619) and a deficit of $107,183,086 (April 30, 2014 – $106,993,193).  With the completion of equity financing for gross proceeds of $3 million and concurrent debt restructuring during the nine month period ended January 31, 2015, the Company has sufficient funds to meet future estimated annual corporate and general costs and property maintenance costs, as detailed in “Liquidity and Capital Resources”.

Jet Metal Corp.
Management Discussion & Analysis
For the nine month period ended January 31, 2015
Date Prepared: March 25, 2015

CRITICAL ACCOUNTING ESTIMATES

The preparation of the condensed interim consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions.  These estimates and assumptions affect the reported amounts of assets, liabilities, shareholders’ equity, and the disclosure of contingent assets and liabilities, as at the date of the financial statements, and expenses for the periods reported.  Actual results could differ from those estimates.

Critical Judgements

The preparation of the condensed interim consolidated financial statements requires management to make judgements regarding the going concern of the Company, as previously discussed, as well as the determination of functional currency. The functional currency is the currency of the primary economic environment in which an entity operates, and has been determined for each entity within the Company. The functional currency for the Company and its subsidiaries has been determined to be the Canadian dollar.

Key Sources of Estimation Uncertainty

Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of condensed interim consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting periods. Actual results could differ from those estimates and such differences could be significant.

Significant estimates made by management affecting the condensed interim consolidated financial statements include:

Share-based Payments

Estimating fair value for granted stock options and compensatory warrants requires determining the most appropriate valuation model which is dependent on the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model including the expected life of the option or warrant, volatility, dividend yield, and rate of forfeitures and making assumptions about them.

Deferred Tax Assets & Liabilities

The estimation of income taxes includes evaluating the recoverability of deferred tax assets and liabilities based on an assessment of the Company’s ability to utilize the underlying future tax deductions against future taxable income prior to expiry of those deductions. Management assesses whether it is probable that some or all of the deferred income tax assets and liabilities will not be realized. The ultimate realization of deferred tax assets and liabilities is dependent upon the generation of future taxable income, which in turn is dependent upon the successful discovery, extraction, development and commercialization of mineral reserves. To the extent that management’s assessment of the Company’s ability to utilize future tax deductions changes, the Company would be required to recognize more or fewer deferred tax assets or liabilities, and deferred income tax provisions or recoveries could be affected.

Recoverability of Exploration & Evaluation Assets

The Company is in the process of exploring and evaluating its exploration and evaluation assets and has not yet determined whether the properties contain mineral reserves that are economically recoverable.  The recoverability of  the amounts shown for exploration and evaluation assets are dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain necessary financing to complete the development of those mineral reserves and upon future production or proceeds from the disposition thereof.

Jet Metal Corp.
Management Discussion & Analysis
For the nine month period ended January 31, 2015
Date Prepared: March 25, 2015

Useful Life of Equipment

Equipment is depreciated over its estimated useful life. Estimated useful lives are determined based on current facts and past experience, and take into consideration the anticipated physical life of the asset, the potential for technological obsolescence, and regulations.

Future Reclamation Provision

The Company assesses its provision for reclamation related to its exploration and evaluation activities at each reporting period or when new material information becomes available. Accounting for reclamation obligations requires management to make estimates of the future costs that will be incurred to complete the reclamation to comply with existing laws and regulations. Actual future costs that will be incurred may differ from those amounts estimated as a result of changes to environmental laws and regulations, timing of future cash flows, changes to future costs, technical advances, and other factors. In addition, the actual work required may prove to be more extensive than estimated because of unexpected geological or other technical factors. The measurement of the present value of the future obligation is dependent on selection of suitable discount rate and the estimate of future cash outflows. Changes to either of these estimates may materially affect the present value calculation of the obligation.

ACCOUNTING POLICIES

The accounting policies followed by the Company are set out in Note 3 to the accompanying condensed interim consolidated financial statements for the nine month period ended January 31, 2015.

New Accounting Pronouncement Adopted

The following accounting standard was adopted as of May 1, 2014 and did not have a material impact on the consolidated financial statements of the Company.

Amendments to IAS 32, Financial Instruments:  Presentation, were effective for annual periods beginning on or after January 1, 2014 and relate to offsetting financial assets and financial liabilities.

New Accounting Pronouncement

The following accounting pronouncement has been made, but is not yet effective for the Company as at January 31, 2015.  The Company is currently evaluating the impact of the amended standards on its consolidated financial statements.

In November 2009 and October 2010, the IASB issued IFRS 9, Financial Instruments (“IFRS 9”), which represents the completion of the first part of a three-part project to replace IAS 39, Financial Instruments: Recognition and Measurement, with a new standard. Per the new standard, an entity choosing to measure a liability at fair value will present the portion of the change in its fair value due to changes in the entity’s own credit risk in the other comprehensive income or loss section of the entity’s statement of comprehensive loss, rather than within profit or loss. Additionally, IFRS 9 includes revised guidance related to the derecognition of financial instruments. IFRS 9 applies to financial statements for annual periods beginning on or after January 1, 2018, with early adoption permitted.

RISK FACTORS

The exploration of mineral deposits involves significant risks and uncertainties, which even a combination of careful evaluation, experience and knowledge may not eliminate. Certain of the more prominent risk factors that may materially affect the Company’s future performance, in addition to those referred to above, are listed hereunder.

Jet Metal Corp.
Management Discussion & Analysis
For the nine month period ended January 31, 2015
Date Prepared: March 25, 2015

The successful start of mining development and operations into a commercially viable mine cannot be assured.

There are numerous activities that need to be completed in order to successfully commence development and production, including, without limitation: completing a formal feasibility study; optimizing the mine plan; recruiting and training personnel; having available funds to finance construction and development activities; avoiding potential increases in costs; negotiating contracts for the supply of power, shipping and for the sale of commodities; updating, renewing and obtaining, as required, all necessary permits, including, without limitation, environmental permits; and handling any other infrastructure issues. There is no certainty that the Company will be able to successfully complete these activities, since most of these activities require significant lead times, and the Company will be required to manage and advance these activities concurrently in order to begin production. A failure or delay in the completion of any one of these activities may delay production, possibly indefinitely, and will have a material adverse effect on the Company’s business, prospects, financial position, results of operations and cash flows.

As such, there can be no assurance that the Company will be able to complete development of its projects at all, on time or in accordance with any budgets due to, among other things, the delivery and installation of plant and equipment and cost overruns, or that the current personnel, systems, procedures and controls will be adequate to support operations. Failure to successfully complete these events as expected would have a material adverse effect on the Company’s business, prospects, financial position, results of operations and cash flows.

There is no assurance that the Company will ever achieve production or that the Company will ever be profitable if production is achieved.

The Company may experience difficulty attracting and retaining qualified management and technical personnel to meet its needs for growth.

The Company is dependent on the services of key executives and other highly skilled and experienced executives and personnel focused on managing the Company's interests and the advancement of projects and on identifying new opportunities for growth and funding. Due to the Company’s relatively small size, the loss of these persons or its inability to attract and retain additional highly skilled employees required for the development of the Company’s activities may have a material adverse effect on its business or future operations.

Titles and other rights to the Company’s projects cannot be guaranteed and may be subject to prior unregistered agreements, transfers or claims and other defects.

The Company cannot guarantee that title to its projects will not be challenged. The Company may not have, or may not be able to obtain, all necessary surface rights to develop its projects. Title insurance generally is not available for mineral properties, and its ability to ensure that we have obtained secure claim to individual mineral properties or mining concessions may be severely constrained. The Company’s projects may be subject to prior unregistered agreements, transfers or claims, and title may be affected by, among other things, undetected defects.  The Company has not conducted surveys of all of the claims in which it holds direct or indirect interests. A successful challenge to the precise area and location of these claims could result in the Company being unable to operate on all or part of its projects as permitted or being unable to enforce our rights with respect to all or part of the Company’s projects.

The Company needs to enter into contracts with external service and utility providers.

Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure. In order to develop a mine, the Company will need to negotiate and conclude various agreements with external service and utility providers for shipping and power access, and these are important determinants that affect capital and operating costs. The inability to conclude any such agreements could have a material adverse effect on the Company’s financial position, results of operations and cash flows and render the development of a mine unviable.

Jet Metal Corp.
Management Discussion & Analysis
For the nine month period ended January 31, 2015
Date Prepared: March 25, 2015

The Company's activities are subject to environmental laws and regulations that may increase the Company's costs of doing business and restrict the Company’s operations.

All of the Company’s exploration, potential development and production activities are subject to regulation by governmental agencies under various environmental laws, including with respect to air emissions, discharges into water, management of waste, management of hazardous substances, protection of natural resources, antiquities and endangered species and reclamation of lands disturbed by mining operations. Compliance with environmental laws and regulations may require significant capital outlays on behalf of the Company and may cause material changes or delays in our intended activities. There can be no assurance that future changes in environmental regulations will not adversely affect the Company’s business, and it is possible that future changes in these laws or regulations could have a significant adverse impact on some portion of its business, causing it to re-evaluate those activities at that time. Failure to comply with applicable environmental laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulator or judicial authorities, causing operations to cease or to be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions.

The Company has a history of losses and expects to incur losses for the foreseeable future.

The Company has incurred losses since its inception and expects to incur losses for the foreseeable future. The Company expects to continue to incur losses unless and until such time as a project enters into commercial production and generates sufficient revenues to fund continuing operations. The development of the Company’s projects will require the commitment of substantial financial resources. The amount and timing of expenditures will depend on a number of factors, including the progress of ongoing exploration, evaluation and development, the results of consultant analysis and recommendations, the rate at which operating losses are incurred, the execution of any agreements with strategic partners and our acquisition of additional properties. Some of these factors are beyond the Company’s control. There can be no assurance that the Company will ever achieve profitability.

The Company’s securities are subject to price volatility.

In recent years, the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the market prices of securities of many companies have experienced wide fluctuations that have not been necessarily related to the operating performance, underlying asset values or prospects of such companies. There can be no assurance that fluctuations in the Company’s share price will not occur. It may be anticipated that any quoted market for our common shares will be subject to market trends generally, notwithstanding any potential success in creating revenues, cash flows or earnings. The value of the Company’s common shares will be affected by such volatility.

FINANCIAL INSTRUMENTS

The Company’s financial assets and liabilities are recorded and measured as follows:

Asset or Liability	Category	Measurement
Cash and cash equivalents	FVTPL	Fair value
Marketable securities	FVTPL	Fair value
Receivables	Loans and receivables	Amortized cost
Reclamation bonds	Held to maturity	Amortized cost
Payables and accrued liabilities	Other liabilities	Amortized cost
Due to related parties	Other liabilities	Amortized cost

The fair value of the Company’s receivables, payables and accrued liabilities, and due to related parties approximate carrying value, due to their short-term nature.  The Company’s cash and cash equivalents and marketable securities are measured at fair value under the fair value hierarchy based on level one quoted prices in active markets for identical assets or liabilities.  The Company’s other financial instruments, being reclamation bonds, are measured at amortized cost.

Jet Metal Corp.
Management Discussion & Analysis
For the nine month period ended January 31, 2015
Date Prepared: March 25, 2015

The Company’s financial instruments are exposed to certain financial risks, including currency risk, credit risk, liquidity risk, interest rate risk and price risk.

Credit risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations.

The Company is subject to credit risk on its cash and cash equivalents, and receivables. The Company limits its exposure to credit loss by placing its cash and cash equivalents with major financial institutions. The Company has no investments in asset-backed commercial paper. The Company’s receivables consist mainly of Goods and Services Tax receivable due from the Government of Canada.  The Company does not believe it is exposed to significant credit risk.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.

The Company manages liquidity risk through its capital management as outlined in Note 12 of the condensed interim consolidated financial statements.  As a result of financing and debt restructuring completed during the nine month period ended January 31, 2015, management believes the Company has sufficient funds to support ongoing operating expenditures and meet its liabilities as they fall due.

Market Risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, commodity and equity prices, and foreign exchange rates.

(a) Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

The risk that the Company will realize a loss as a result of a decline in the fair value of any short-term investments included in cash and cash equivalents is minimal because these investments generally have a fixed yield rate.

(b) Price risk

The Company is exposed to price risk with respect to commodity prices, particularly uranium, and equity prices, since the Company possesses investments in publicly traded securities.  The Company closely monitors those prices to determine the appropriate course of action to be taken by the Company. However, there can be no assurance that the Company can exit these positions if required, resulting in proceeds approximating the carrying value of these securities.

(c) Currency risk

The Company’s expenditures are predominantly in Canadian dollars, and any future equity raised is expected to be predominantly in Canadian dollars.  As at January 31, 2015, the Company has accounts payable denominated in US dollars of US$57,149, cash of US$3,325 and reclamation bonds of US$25,800.  A 10% change in the Canadian dollar versus the US dollar would give rise to a gain/loss of approximately $3,564.

Jet Metal Corp.
Management Discussion & Analysis
For the nine month period ended January 31, 2015
Date Prepared: March 25, 2015

OFF BALANCE SHEET ARRANGEMENTS

The Company has not entered into any off balance sheet financing arrangements.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

There were no changes in the Company’s internal controls over financial reporting during the nine month period ended January 31, 2015 that have affected, or which are reasonably likely to materially affect, its internal control over financial reporting.

SUBSEQUENT EVENTS

The following reportable events occurred subsequent to the nine month period ended January 31, 2015:

•	On February 25, 2015, 3,000 stock options with an exercise price of $14.40 were forfeited.

•
On February 27, 2015, the Company purchased 1,000,000 common shares of Unloot Enterprises Inc. (“Unloot”) at a price of $0.20 per common share for an aggregate purchase price of $200,000.  Unloot is developing mobile applications and software platforms to meet the investment expectations of millennial investors.  It has built a functional prototype and designed a consumer version which is in development.  Unloot expects to have its first product available for launch in 2016.

ADDITIONAL INFORMATION

Additional information relating to the Company, including the Company’s Annual Report on Form 20-F, is on SEDAR at www.sedar.com.

APPROVAL

The Board of Directors of the Company has approved the disclosures contained in this MD&A.